CADIZ INC.

550 South Hope Street

Suite 2850

Los Angeles, California 90071

August 20, 2024

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Irene Barberena-Meissner

Re:	Cadiz Inc.
Registration Statement on Form S-3
Filed August 13, 2024
File No. 333-281507

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cadiz Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to August 22, 2024, 4:00 p.m., Eastern Time, or as soon thereafter as is reasonably practicable.

Thank you for your assistance in processing this filing. Should you have any questions or comments regarding this matter, please do not hesitate to contact the Company’s counsel, Mr. Kevin Friedmann at (312) 964-7763 or Ms. Siyuan An at (213) 892-9354.

Sincerely,

/s/ Stanley E. Speer
Stanley E. Speer
Chief Financial Officer

cc:	Kevin Friedmann, Esq., Norton Rose Fulbright US LLP
Siyuan An, Esq., Norton Rose Fulbright US LLP